UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __ )

ZORAN CORPORATION (ZRAN)
(Name of Issuer)

Common Stock
(Title of Class of Securities)

98975F101
 (CUSIP Number)

David Nierenberg
The D3 Family Funds
19605 NE 8th Street
Camas, WA  98607
(360) 604-8600

_______________________________________
With a copy to:

Christopher P. Davis
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue
New York, NY 10176
(212) 986-6000

______________________________________
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 17, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

CUSIP No. 98975F101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 408,670 common shares (0.8%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 408,670
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 408,670; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.8%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 98975F101
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Bulldog Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 1,636,270 common shares (3.3%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,636,270
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 1,636,270; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 3.3%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 98975F101
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The D3 Family Canadian Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 191,815 common shares (0.4%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 191,815
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 191,815; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.4%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 98975F101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) The DIII Offshore Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 313,849 common shares (0.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 313,849
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 313,849; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.6%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

CUSIP No. 98975F101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Company, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Washington
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,550,604 shares (5.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,550,604 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,550,604; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.1%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 98975F101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Nierenberg Investment Management Offshore, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 313,849 common shares (0.6%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 313,849 common shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 313,849; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 0.6%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 98975F101

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) David Nierenberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 0
OWNED BY EACH REPORTING	8	SHARED VOTING POWER 2,550,604 common shares (5.1%)
PERSON WITH	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,550,604
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON For the reporting person listed on this page, 2,550,604; for all reporting persons as a group, 2,550,604 shares (5.1%)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ™
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) For the reporting person listed on this page, 5.1%; for all reporting persons as a group 5.1%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Item 1.    Security and Issuer.

This Schedule 13D (the “Schedule 13D”) is being filed with respect to the shares of common stock (the “Common Stock”) of Zoran Corporation, a Delaware corporation (the “Company” or “Zoran”).

Item 2.    Identity and Background.

(a)           The names of the persons filing this statement on Schedule 13D (collectively, the “Reporting Persons” or “we”) are:  The D3 Family Fund, L.P., a Washington limited partnership (the "Family Fund"); The DIII Offshore Fund, L.P., a Bahamas limited partnership (the "Offshore Fund"); The D3 Family Bulldog Fund, L.P. a Washington limited partnership (the "Bulldog Fund"); The D3 Family Canadian Fund, L.P., a Washington limited partnership (the "Canadian Fund," and the above four limited partnerships being collectively referred to herein as, the “D3 Family Funds”); Nierenberg Investment Management Company, Inc., a Washington corporation (“NIMCO”) which is the sole general partner of those D3 Family Funds organized under the law of the State of Washington; Nierenberg Investment Management Offshore, Inc., which is a wholly-owned subsidiary of NIMCO and is the sole general partner of the D3 Family Fund organized under the law of The Bahamas (“NIMO”); and David Nierenberg, a United States citizen, who is the President of each of the two general partners.

(b)           The business address of each of the Reporting Persons is 19605 N.E. 8th Street, Camas, Washington  98607.

(c)           The D3 Family Funds are private investment partnerships, the principal business of which is investing in the equities of public micro-cap issuers.  The principal business of NIMCO and NIMO is to serve as the general partner of the applicable D3 Family Fund(s). Mr. Nierenberg’s principal occupation is President of each of NIMCO and NIMO.

(d, e)           During the past five years, no Reporting Person has been convicted in a criminal proceeding, or been a party to a civil proceeding, required to be disclosed pursuant to Items 2(d) or (e) of Schedule 13D.

(f)           The citizenship of each of the Reporting Persons is set forth in paragraph (a) of this Item.

Item 3.    Source and Amount of Funds or Other Consideration.

The total amount of funds used by the Reporting Persons to make all purchases of the shares of Common Stock beneficially owned by the Reporting Persons, as reported in Item 5(a,b) was $23,155,180. The source of funds for purchases of shares by each of the Reporting Persons is the working capital of the applicable D3 Family Fund.

Item 4.    Purpose of Transaction

    The Reporting Persons acquired their shares of Common Stock for investment purposes in the ordinary course of their business.  The Reporting Persons reserve the right to increase or decrease their investment in the Company depending on market conditions and other factors that they may deem material, including circumstances affecting the Company and/or extrinsic factors such as developments in the Company’s industries and the economic environment, and to discuss the Company and their investment in the shares with the directors and executive officers of the Company and third parties.

             Knowing what we know now, and not having had the opportunity to review an amended proxy which is not publicly available, we expect to vote our shares against the amended deal between CSR and Zoran.

            We do not believe that the current deal reflects the true value of Zoran and believe that the Company, led by a new board of directors, should be given the opportunity to increase the stock price.

Item 5.     Interest in Securities of the Issuer.

(a)           The Reporting Persons, in the aggregate, beneficially own 2,550,604 shares of Common Stock, constituting approximately 5.1% of the outstanding shares.

(b)           The Family Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 408,670 shares of Common Stock held by the Family Fund.

The Bulldog Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 1,636,270 shares of Common Stock held by the Bulldog Fund.

The Canadian Fund, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 191,815 shares of Common Stock held by the Canadian Fund.

The Offshore Fund, NIMO, NIMCO and Mr. Nierenberg have shared power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 313,849 shares of Common Stock held by the Offshore Fund.

(c)  During the last 60 days the following purchases of shares of Common Stock were made by the Reporting Persons named below in open market transactions:

Fund	Trade Date	QTY	Price
D3 Family Fund, LP	05/25/2011	13,000	7.85
D3 Family Bulldog Fund, LP	05/25/2011	59,000	7.85
D3 Family Canadian Fund, LP	05/25/2011	6,000	7.85
DIII Offshore Fund, LP	05/25/2011	11,182	7.85
D3 Family Fund, LP	05/26/2011	31,640	7.87
D3 Family Bulldog Fund, LP	05/26/2011	130,290	7.87
D3 Family Canadian Fund, LP	05/26/2011	14,900	7.87
DIII Offshore Fund, LP	05/26/2011	25,873	7.87
D3 Family Fund, LP	05/27/2011	11,940	7.85
D3 Family Bulldog Fund, LP	05/27/2011	47,935	7.85
D3 Family Canadian Fund, LP	05/27/2011	5,715	7.85
DIII Offshore Fund, LP	05/27/2011	9,410	7.85
D3 Family Fund, LP	06/02/2011	7,960	8.00
D3 Family Bulldog Fund, LP	06/02/2011	31,565	8.00
D3 Family Canadian Fund, LP	06/02/2011	3,875	8.00
DIII Offshore Fund, LP	06/02/2011	4,429	8.00
D3 Family Fund, LP	06/03/2011	2,485	7.97
D3 Family Bulldog Fund, LP	06/03/2011	9,580	7.97
D3 Family Canadian Fund, LP	06/03/2011	930	7.97
DIII Offshore Fund, LP	06/03/2011	1,805	7.97
D3 Family Fund, LP	06/06/2011	3,415	7.85
D3 Family Bulldog Fund, LP	06/06/2011	13,180	7.85
D3 Family Canadian Fund, LP	06/06/2011	1,510	7.85
DIII Offshore Fund, LP	06/06/2011	2,381	7.85
D3 Family Fund, LP	06/07/2011	17,195	7.85
D3 Family Bulldog Fund, LP	06/07/2011	68,720	7.85
D3 Family Canadian Fund, LP	06/07/2011	8,050	7.85
DIII Offshore Fund, LP	06/07/2011	12,990	7.85
D3 Family Fund, LP	06/08/2011	6,995	7.84
D3 Family Bulldog Fund, LP	06/08/2011	28,850	7.84
D3 Family Canadian Fund, LP	06/08/2011	3,310	7.84
DIII Offshore Fund, LP	06/08/2011	5,707	7.84
D3 Family Fund, LP	06/09/2011	7,570	7.84
D3 Family Bulldog Fund, LP	06/09/2011	31,080	7.84
D3 Family Canadian Fund, LP	06/09/2011	3,415	7.84
DIII Offshore Fund, LP	06/09/2011	6,118	7.84
D3 Family Fund, LP	06/17/2011	15,270	8.39
D3 Family Bulldog Fund, LP	06/17/2011	61,080	8.39
D3 Family Canadian Fund, LP	06/17/2011	7,130	8.39
DIII Offshore Fund, LP	06/17/2011	9,520	8.39

No other transactions with respect to the Common Stock that are required to be reported on Schedule 13D were effected by any of the Reporting Persons during the past sixty (60) days.

(d)           Not applicable.

(e)           Not applicable.

ITEM 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

   Not applicable.

ITEM 7.     Material to be Filed as Exhibits.

    Exhibit 1 - Joint Filing Agreement among the Reporting Persons dated June 24, 2011 pursuant to which all of the Reporting Persons have authorized the filing of this Schedule 13D and amendments thereto as a group.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in the Statement is true, complete and correct.

                                                                                                     D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Company, Inc.

                                                                                                     Its:   General Partner

June 24, 2011                                                                              By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                      David Nierenberg, President

                                                                                                      DIII Offshore Fund, L.P.

                                                                                                      By:  Nierenberg Investment Management Offshore, Inc.

                                                                                                      Its:   General Partner

June 24, 2011                                                                               By: /s/ David Nierenberg
-------------------------                                                                     -------------------------------------------------
                                                                                                                      David Nierenberg, President

                                                                                                      Nierenberg Investment Management Company, Inc.

June 24, 2011                                                                               By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                       David Nierenberg, President

                                                                                                      Nierenberg Investment Management Offshore, Inc.

June 24, 2011                                                                               By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                       David Nierenberg, President

June 24, 2011                                                                               /s/ David Nierenberg
-------------------------                                                                    ----------------------------
                                                                                                               David Nierenberg

EXHIBIT 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Zoran Corporation dated as of June 24, 2011 is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

                                                                                                     D3 Family Fund, L.P., D3 Family Bulldog Fund, L.P., and D3 Family Canadian Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Company, Inc.

                                                                                                     Its:   General Partner

June 24, 2011                                                                              By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                      David Nierenberg, President

                                                                                                     DIII Offshore Fund, L.P.

                                                                                                     By:  Nierenberg Investment Management Offshore, Inc.

                                                                                                     Its:   General Partner

June 24, 2011                                                                              By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                      David Nierenberg, President

                                                                                                    Nierenberg Investment Management Company, Inc.

June 24, 2011                                                                             By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                       David Nierenberg, President

                                                                                                     Nierenberg Investment Management Offshore, Inc.

June 24, 2011                                                                              By: /s/ David Nierenberg
-------------------------                                                                    -------------------------------------------------
                                                                                                                       David Nierenberg, President

June 24, 2011                                                                              /s/ David Nierenberg
-------------------------                                                                    ----------------------------
                                                                                                               David Nierenberg